Exhibit 99.1

Press Release

Descartes Acquires MyCarrierPortal
Adds Carrier Onboarding and Risk Monitoring Solutions to the Global Logistics Network

WATERLOO, Ontario and ATLANTA, Georgia, September 18, 2024 -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired Assure Assist, Inc., doing business as MyCarrierPortal (“MCP”), a leading provider of carrier onboarding and risk monitoring solutions for the trucking industry.

Based in the US, MCP’s solutions help freight brokers and shippers quickly set up carrier requirements through an onboarding platform that gathers information on carriers and screens them for suitability to deliver loads/shipments based on the broker’s risk and compliance criteria. Truck carriers are screened for legitimacy, insurance compliance, and an acceptable safety record. Carriers that are onboarded to the platform are monitored on an ongoing basis to help ensure continued compliance.  If a carrier falls out of compliance, the customer is notified to take appropriate action with that carrier.

“Carrier fraud and cargo theft is an ongoing problem in the transportation industry. This acquisition is another investment to help enable improved Know-Your-Carrier (KYC) capabilities that are critical to improve supply chain performance and fraud reduction,” said Dan Cicerchi, General Manager of Transportation Management at Descartes. “We actively connect with hundreds of thousands of carriers and thousands of brokers and shippers.  Many of these participants have expressed their desire for us to further extend our investments in fraud prevention.  The combination of MCP and our Descartes MacroPoint FraudGuard tool presents a differentiated solution for our customers to efficiently onboard carriers while enhancing visibility and compliance, and reducing fraud risk.”

“We remain committed to adding solutions to our Global Logistics Network that help our customers manage the complete lifecycle of shipments in a secure and efficient manner,” said Edward J. Ryan, Descartes’ CEO. “MCP directly complements our investment in MacroPoint, and we’re excited to welcome the employees, customers and partners into the Descartes family.”

MCP is headquartered in the US. Descartes acquired MCP for up-front consideration of approximately $USD 24 million satisfied with cash on hand, plus potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is $USD 6 million, based on the combined business achieving revenue-based targets in each of the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2026 and fiscal 2027.

About Descartes Systems Group

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

Descartes is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security, and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of MCP and its solution offerings; the potential to provide customers with carrier onboarding and risk monitoring solutions; other potential benefits derived from the acquisition and MCP’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the MCP business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes’ most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved